UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number 001-32294

Tata Motors Limited

(Exact Name of Registrant as Specified in Its Charter)

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Explanatory note

This Report on Form 6-K contains the following exhibit.

Exhibit Number

1	Supplemental Information Regarding the Jaguar Land Rover Business of Tata Motors Limited

Forward-looking statements contain risks

The supplemental information regarding the Jaguar Land Rover business of Tata Motors Limited (“TML”) constituting Exhibit 1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to TML’s operating strategies, future plans, management goals, mergers and acquisitions and other matters; its competitive positions; its reorganization plans; its capital expenditure plans; its future business conditions and financial results; its cash flows; its dividends; its financing plans; the future growth of market demand of, and opportunities for, TML’s new and existing products; and future regulatory and other developments in the global automotive industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to TML, are intended to identify certain of these forward-looking statements. TML does not intend to update any forward-looking statement.

These forward-looking statements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the current views of TML with respect to future events and do not guarantee the future performance of TML. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and significant policies for the automotive industry;

•	the level of demand for automobiles;

•	competitive forces, including pricing pressures, and TML’s ability to retain market share in the face of competition from existing automotive companies and potential new market entrants;

•	the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which TML has prepared its projected financial information and capital expenditure plans; and

•	changes in the effects of competition on the demand and price of TML’s products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA MOTORS LIMITED
(Registrant)

Date: March 3, 2015

	By:	/s/ Hoshang K. Sethna
	Name:	Hoshang K. Sethna
	Title:	Company Secretary

EXHIBIT 1 TO FORM 6-K

SUPPLEMENTAL INFORMATION REGARDING THE JAGUAR AND LAND ROVER BUSINESS

OF TATA MOTORS LIMITED

This Exhibit sets forth selected recent developments relating to the Jaguar Land Rover business of Tata Motors Limited. Unless the context indicates otherwise, references to the following terms in this Exhibit have the meanings ascribed to them below:

“£”	Pounds sterling, the currency of the United Kingdom of Great Britain and Northern Ireland.

“$”	US dollars, the currency of the United States of America.

“2011 Notes”	JLR’s existing $410,000,000 8.125% Senior Notes due 2021 issued May 19, 2011.

JLR’s £500,000,000 8.125% notes due 2018 and $410,000,000 7.750% notes due 2018 issued on May 19, 2011 under the same indenture as the 2011 Notes have been repurchased or redeemed and are no longer outstanding.

“2012 Notes”	JLR’s existing £500,000,000 8.250% Senior Notes due 2020 issued March 27, 2012.

“2015 Notes”	JLR’s existing £400,000,000 aggregate principal amount of 3.875% Senior Notes due 2023 issued February 24, 2015.

“Jaguar Land Rover” or “JLR”	Jaguar Land Rover Automotive plc and its subsidiaries (including any of their predecessors).

“Tata Motors Limited”, “Tata Motors” and “TML”	Tata Motors Limited and its consolidated subsidiaries except as the context otherwise requires.

RECENT DEVELOPMENTS

2015 Notes and Sterling Tender Offer

On February 19, 2015, JLR commenced a tender offer and a consent solicitation (the “Sterling Tender Offer”) in respect of its outstanding 2012 Notes. On February 24, 2015, JLR issued the 2015 Notes. JLR intends to use certain of the proceeds of the 2015 Notes, together with cash on hand, to repurchase the 2012 Notes tendered pursuant to the Sterling Tender Offer. There is no assurance that the Sterling Tender Offer will be subscribed for in any amount. JLR may, in its sole discretion, from time to time, purchase the 2012 Notes after the Sterling Tender Offer, through open market or privately negotiated transactions, by one or more additional tender or exchange offers, or by redemption under the terms of the governing indenture or otherwise, in each case upon terms that may or may not differ from the terms of the Sterling Tender Offer.

Dollar Tender Offer

On March 3, 2015, JLR commenced a tender offer and a consent solicitation (the “Dollar Tender Offer”) in respect of its outstanding 2011 Notes. There is no assurance that the Dollar Tender Offer will be subscribed for in any amount. JLR may, in its sole discretion, from time to time, purchase any 2011 Notes after the Dollar Tender Offer, through open market or privately negotiated transactions, by one or more additional tender or exchange offers, or by redemption under the terms of the governing indenture or otherwise, in each case upon terms that may or may not differ from the terms of the Dollar Tender Offer.

Neither the Dollar Tender Offer nor the Sterling Tender Offer is being made pursuant to this interim report on Form 6-K. This interim report on Form 6-K does not constitute or form part of an offer to sell or issue or an invitation to purchase or subscribe for any securities of TML or JLR in any jurisdiction where such offer or sale is not permitted, and no part of this report shall form the basis of or be relied upon in connection with any contract or commitment.

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